Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-261709

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

Tomorrow.io Provides Logistics Leader ITS ConGlobal with Centralized Platform to Mitigate Weather Disruptions

As weather continues to challenge the global supply chain, ITS ConGlobal leverages the world’s only weather and climate security platform as an operating framework for success

The Tomorrow Companies Inc. (“Tomorrow.io”), developer of a leading platform for global weather and climate security, today released a new case study with intermodal and logistics leader ITS ConGlobal to highlight how supply chain leaders are using weather intelligence to prepare for and mitigate the impact of weather.

In December, Tomorrow.io announced plans to list on Nasdaq through a merger with Pine Technology Acquisition Corp. (“Pine Technology”) (Nasdaq: PTOC, PTOCW, PTOCU). Upon closing of the transaction, Tomorrow.io’s common stock and warrants are expected to trade on Nasdaq under the new ticker symbols “TMW” and “TMWW”.

ITS ConGlobal (“ITSC”), North America’s largest integrated intermodal terminal services company, provides essential services to customers across the supply chain including container and automotive operations, railcar switching, equipment maintenance and repairs, equipment storage, and container and parts sales, among others. The company has operations across the U.S., Mexico and Costa Rica and more than 3,500 employees, and is responsible for roughly 6 million lifts and 2,000,000 finished vehicles annually.

The weather has an immense impact on the global supply chain. Over the past 24 months, major weather events like wildfires, drought, more intense hurricanes, a polar vortex, and extreme high winds that caused a container ship to block the Suez Canal have added enormous stress to an already disrupted supply chain. ITS ConGlobal is an industry first mover focused on implementing and scaling the use of Tomorrow.io as the centralized platform allowing the company to program protocols for severe weather and understand the implications of weather at a more precise level.

ITS ConGlobal has operational planning calls every day to ensure their workforce, customer equipment and products are protected, and that they understand the exposure they will have in their day’s work. By leveraging Tomorrow.io’s Weather and Climate Security Platform, ITS ConGlobal has enabled weather intelligence throughout its workforce planning and service planning protocols and codified them into their existing systems.

With Tomorrow.io’s predictive and actionable insights integrated directly into its internal dashboards, ITS ConGlobal can understand weather impact in a centralized way that is transferrable from site to site, business unit to business unit and territory to territory.

As logistics companies craft operating plans for 2022, supply chains must look for ways to continue operations despite unexpected weather disruptions. By using advanced weather intelligence from Tomorrow.io’s platform, industry leaders can track severe weather and develop informed contingency plans that reduce delays and ensure service continuity.

About Tomorrow.io

Tomorrow.io is The World’s Weather and Climate Security Platform, helping countries, businesses, and individuals manage their weather and climate security challenges. Fully customizable to any industry impacted by the weather, customers around the world including Uber, Delta, Ford, National Grid, and more use Tomorrow.io to dramatically improve operational efficiency. Tomorrow.io was built from the ground up to help teams prepare for the business impact of weather by automating decision-making and enabling climate adaptation at scale.

About Pine Technology Acquisition Corp.:

Pine Technology Acquisition Corp. is a special purpose acquisition company (SPAC) formed for the purpose of targeting one or more businesses for its initial business combination. Pine Technology is led by CEO and Director Christopher Longo, the Founder and CEO of tech-focused commercial insurance managing general agent and brokerage, Novum Underwriting Partners, and the former CIO and COO of AmTrust Financial Services, Inc. (AmTrust) and non-Executive Chairman Adam Karkowsky, who currently serves as the President of AmTrust. Pine Technology Acquisition Corp. was founded in December 2020 and its Units, Class A common stock and warrants are listed on the Nasdaq under the symbols PTOCU, PTOC, and PTOCW, respectively.

Forward-Looking Statements

This press release includes, and oral statement made from time to time by representatives of Pine Technology and Tomorrow.io may contain, statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the ability of Tomorrow.io’s platform and services to improve a customer’s operations and the associated benefits of using its platform and the closing of the business combination and listing of Tomorrow.io’s securities on Nasdaq. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the registration statement on Form S-4, including Pine Technology’s prospectus and proxy statement (the “Proxy Statement/Prospectus”), filed by Pine Technology with the Securities and Exchange Commission (the “SEC”) under the heading “Risk Factors” and other documents of Pine Technology filed, or to be filed, with the SEC. There may be additional risks that Pine Technology and Tomorrow.io presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pine Technology’s and Tomorrow.io’s expectations, plans or forecasts of future events and views as of the date of this press release. Pine Technology and Tomorrow.io anticipate that subsequent events and developments will cause their assessments to change. However, while Pine Technology and Tomorrow.io may elect to update these forward-looking statements at some point in the future, Pine Technology and Tomorrow.io specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pine Technology’s and Tomorrow.io’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Pine Technology and Tomorrow.io, Pine Technology has filed the preliminary Proxy Statement/Prospectus. Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Pine Technology or Tomorrow.io using the contact information below.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Pine Technology’s directors and executive officers can also be found in the Pine Technology Final Prospectus. These documents are available free of charge as described above.

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